100 East Wisconsin Avenue Suite 3300 Milwaukee, WI 53202-4108 Phone 414.271.6560 Fax 414.277.0656

Geoffrey R. Morgan Direct 414.225.2752 Email grmorgan@michaelbest.com

August 15, 2005

United States Securities and Exchange Commission

Attn: Jennifer Hardy

Legal Branch Chief

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549-7010

Re:	Eliason Funding Corporation

Amendment No. 2 to Registration Statement on Form SB-2 Filed August 8, 2005

File Number 333-125542

Dear Ms. Hardy:

On behalf of our client, Eliason Funding Corporation (the “Registrant”), this will respond to your letter of August 11, 2005, regarding the legal and accounting comments to the above-referenced Registration Statement. We have numbered our responses to correspond with the comment reference numbers set forth in your letter. The page numbers and exhibits referenced below, however, correspond to page number and exhibit references included in Amendment No. 3 to the above-referenced Registration Statement (such Registration Statement, together with amendments thereto referred to herein as, the “Registration Statement”).

1.	The Registrant has received from Grant Thornton and included in the Registration Statement a consent dated within 5 business days of the filing date with conformed signatures.

2.	The Registrant has provided its interim financial statements for the period ended June 30, 2005.

3.	The Registrant provides the following responses to Comment 3:

•	The decision by the Registrant to make a loan secured by a personal guaranty is necessarily subjective. Such decisions will be made based on management’s application of the underwriting standards set forth on Pages 14-15 of the Registration Statement and the loan-to-value ratio of the existing first mortgage and, if any, second mortgage.

•	The Registrant has expanded the disclosure in the section entitled “Loan Approval and Underwriting Process,” Page 15 of the Registration Statement, to describe the procedures for approving a loan transaction based on a personal guarantee. A corresponding revision has been made on Page 1 of the Registration Statement.

4.	The Registrant has made the requested revisions on Pages 4-9 of the Registration Statement.

5.	The Registrant has made the requested revisions on Page 31 of the Registration Statement.

In connection with this filing, we represent that the Registrant hereby states the following:

a.	The Registrant acknowledges that the Registrant is responsible for the adequacy and accuracy of the disclosure in this filing;

United States Securities and Exchange Commission

August 15, 2005

b.	The Registrant acknowledges that the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the SEC from taking any action with respect to this filing; and

c.	The Registrant represents that it may not assert the Staff’s comments as a defense in any proceeding initiated by the SEC or any person under the United States federal securities laws.

Please contact Marcia Y. Lucas at (414) 270-2739 or Geoffrey R. Morgan at (414) 225-2752 with any questions you may have or for any further information you may require. Thank you for your assistance with this Registration Statement.

Sincerely,

MICHAEL BEST & FRIEDRICH LLP

/s/ Geoffrey R. Morgan

Geoffrey R. Morgan

GRM:mkb